CARTAN HOLDINGS INC.
                                6260 Field Place
                                  Burnaby, BC
                                 Canada V5E 3W1
                           Telephone: (800) 343-5092
                           Facsimile: (604) 683-2853

December 29, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 6010

ATTENTION:  JAY MUMFORD, DIVISION OF CORPORATE FINANCE

Dear Sirs:

RE:    CARTAN HOLDINGS INC. - FORM SB-2 (FILE: 333-136049)

We are in receipt of your comment letter dated November 22, 2006 concerning our registration statement on Form SB-2 filed July 26, 2006. We respond to your comments as follows and provide an amended registration statement for your review:

General

   1. WE NOTE YOUR RESPONSE TO OUR COMMENT 1. WE REISSUE THE COMMENT. PLEASE NUMBER YOUR PAGES IN THE NEXT AMENDMENT.

       We have numbered the pages in the amended registration statement.

Description of Business

   2. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 14 INDICATING THAT YOU WOULD FILE THIS MAP AS AN EXHIBIT, BUT IT WAS NOT INCLUDED WITH YOUR FILING. WE REISSUE THE COMMENT. INSERT A SMALL-SCALE MAP SHOWING THE LOCATION AND ACCESS TO YOUR PROPERTY. PLEASE INCLUDE SUCH MAP IN THE BODY OF YOUR PROSPECTUS, RATHER THAN AS AN EXHIBIT.

       We have filed a claim location map as an exhibit to our amended registration statement. Because we are filing our registration statement in ASCII format, Edgar support advises that it is not possible to file the map in the body of the prospectus. This is only possible if the SB2 is formatted in HTML.





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Financial Statements

   3. PLEASE UPDATE THE FINANCIAL STATEMENTS AS REQUIRED BY ITEM 310(G) OF REGULATION S-B.

       We have included financial statements for the period ended September 30, 2006 in our amended registration statement.

   4.  INCLUDE UPDATED ACCOUNTANT'S CONSENTS WITH ALL AMENDMENTS TO THE FILING.

       We have included an updated accountant's consent with our amended filing.

Yours truly,

CARTAN HOLDINGS INC.

PER: /S/ ZUBEDA MOHAMED-LAKHANI

ZUBEDA MOHAMED-LAKHANI